# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dada Nexus Limited, CIK 0001793862
CUSIP: 23344D108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0000950170-25-010201
Filed by CIK 0001549802
Persons authorized to receive notices and communications: JD.com, Inc., 20th Fl, Build A, No.18 Kechuang 11 St, Yizhuang Eco & Tech Dev Zone, Daxing Dis, Beijing, China (F4), 101000, 86 10 8911-8888

## Reporting persons
- JD.com, Inc. (CIK 0001549802): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 657,224,518; sole dispositive power 0; shared dispositive power 657,224,518; aggregate amount beneficially owned 657,224,518 (63.4% of the class)
  Comment: (1) Includes 657,224,518 ordinary shares of the Issuer directly held by JD Sunflower Investment Limited (including 6,526,887 ADSs). JD Sunflower Investment Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which in turn is a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the Issuer (including ordinary shares of the Issuer represented by ADSs) held by JD Sunflower Investment Limited in the Issuer and share with JD Sunflower Investment Limited the voting power and dispositive power of such shares.
  (2) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.
- JD.com Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 657,224,518; sole dispositive power 0; shared dispositive power 657,224,518; aggregate amount beneficially owned 657,224,518 (63.4% of the class)
  Comment: (1) Includes 657,224,518 ordinary shares of the Issuer directly held by JD Sunflower Investment Limited (including 6,526,887 ADSs). JD Sunflower Investment Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which in turn is a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the Issuer (including ordinary shares of the Issuer represented by ADSs) held by JD Sunflower Investment Limited in the Issuer and share with JD Sunflower Investment Limited the voting power and dispositive power of such shares.
  
  (2) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.
- JD Sunflower Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 657,224,518; sole dispositive power 0; shared dispositive power 657,224,518; aggregate amount beneficially owned 657,224,518 (63.4% of the class)
  Comment: (1) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.
- Windcreek Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On March 27, 2025, Windcreek Limited transferred (i) 87,481,280 ordinary shares and (ii) 26,107,548 ordinary shares in the form of 6,526,887 ADSs of the Issuer to JD Sunflower Investment Limited. After the transfer, Windcreek Limited no longer owned any shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Dada Nexus Limited
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on March 4, 2022 (the "Original Schedule 13D"), as amended by an amendment No. 1 on April 26, 2023 (the "Amendment No. 1"), an amendment No. 2 on April 28, 2023 (the "Amendment No. 2"), an amendment No. 3 on September 16, 2024 (the "Amendment No. 3") and an amendment No. 4 on January 27, 2025 (the "Amendment No. 4) and together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2 and the Amendment No. 3, the "Statement") filed by JD.com, Inc. ("JD"), JD.com Investment Limited ("JD Investment"), JD Sunflower Investment Limited ("JD Sunflower") and Windcreek Limited (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of the Issuer, whose principal executive offices are located at 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People's Republic of China.
Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Schedule A (attached as Exhibit 99.A) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Criminal convictions in the last five years: See Item 2(a) above
Civil proceedings (securities laws) in the last five years: See Item 2(a) above

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of April 1, 2025 by and between JD Sunflower, JD Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of JD Sunflower ("Merger Sub") and the Issuer (the "Merger Agreement"), Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of JD Sunflower (the "Merger"). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.10 and which is incorporated herein by reference in its entirety.

The Reporting Persons anticipated to purchase approximately 379 million outstanding Ordinary Shares not owned by the Reporting Persons at a price of US$0.5 in cash per Ordinary Share, as well as pay for outstanding options to purchase Ordinary Shares, restricted share units, and transaction costs in connection with the Merger.

The Merger and the transactions contemplated by the Merger Agreement will be financed by cash from the Reporting Persons (through a subsidiary of JD). Pursuant to a commitment letter, dated April 1, 2025, delivered by JD.com International Limited, a wholly-owned subsidiary of JD to JD Sunflower (the "Commitment Letter"), commits to pay for an aggregate cash amount equal to US$200 million to JD Sunflower. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit 99.11 and which is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On March 27, 2025, Windcreek Limited transferred (i) 87,481,280 ordinary shares and (ii) 26,107,548 ordinary shares in the form of 6,526,887 ADSs of the Issuer to JD Sunflower. After the transfer, Windcreek Limited no longer owned any shares of the Issuer.

On April 1, 2025, JD (through JD Sunflower and Merger Sub) entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of JD Sunflower. At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive US$0.5 in cash per Ordinary Share, other than (i) shares held by the Reporting Persons, which will be rolled over in the transaction, (ii) shares held by the Issuer or any subsidiary of the Issuer or held in the Issuer's treasury, which will be cancelled and cease to exist without payment of any consideration, and (iii) shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Act of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by the affirmative vote of holders of Ordinary Shares (including Ordinary Shares represented by ADSs) representing at least two-thirds (2/3) of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at a shareholders' meeting of the Issuer. The Merger Agreement may be terminated by the Issuer or JD Sunflower under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares not already owned by the Reporting Persons. If completed, the Merger will result in the Issuer becoming a privately held company and its ADSs will no longer be listed on the Nasdaq Global Select Market. The information disclosed in this paragraph and the preceding paragraphs does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.10 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, JD.com International Limited made a limited guarantee in favor of the Issuer (the "Limited Guarantee"), pursuant to which JD.com International Limited irrevocably guaranteed, subject to certain conditions, JD Sunflower's payment obligations under the Merger Agreement to pay the termination fee if that fee becomes payable by JD Sunflower and certain reimbursement and indemnification obligations set forth therein. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is attached hereto as Exhibit 99.11 and which is incorporated herein by reference in its entirety.

Item 3 of this Amendment No. 4 is incorporated herein by reference.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 5 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference in this Item 5.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by the following:

The descriptions of the Merger Agreement, the Commitment Letter and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference. Any summary of any of those agreements in this Amendment No. 5 does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit 99.10 - Agreement and Plan of Merger by and among JD Sunflower, Merger Sub and the Issuer dated April 1, 2025 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 1, 2025).

Exhibit 99.11 - Commitment Letter by JD.com International Limited to JD Sunflower dated April 1, 2025
Exhibit 99.12 - Limited Guarantee by JD.com International Limited in favor of the Issuer dated April 1, 2025

Exhibit 99.A - Schedule A

## Signatures
- JD.com, Inc.: /s/ Sandy Ran Xu, Sandy Ran Xu, Director and Chief Executive Officer (04/01/2025)
- JD.com Investment Limited: /s/ Nani Wang, Nani Wang, Director (04/01/2025)
- JD Sunflower Investment Limited: /s/ Nani Wang, Nani Wang, Director (04/01/2025)
- Windcreek Limited: /s/ Nani Wang, Nani Wang, Director (04/01/2025)